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                                                        COMMISSION FILE
                                                            NUMBER

                                                           0-25244
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                                                        CUSIP NUMBER
                                                          893375105
                                                   ---------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  [x] Form 10-K  [ ]  Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR
For Period Ended:   December 31, 1998
                    -----------------
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     [  ] Transition Report on Form 11-K
          For the Transition Period Ended:
                                          -----------------------------------

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Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I   REGISTRANT INFORMATION

Trans World Gaming Corp.
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Full Name of Registrant

N/A
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Former Name If Applicable

One Penn Plaza, Suite 1503
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Address of Principal Executive Office (Street and Number)

New York, New York 10119
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City, State and Zip



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



          (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]
          (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


          (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Issuer could not file its Form 10-KSB within the prescribed time period due to difficulties experienced in connection with engaging a new accountant. As detailed in a Form 8-K filed with the Commission on February 26, 1999, the last audit of the Issuer's financial statements was completed by Pannell Kerr Forster PC ("PKF") as the Issuer's former independent accountants, for the fiscal year ended December 31, 1997. In August, 1998, PKF informally indicated that it did not wish to act as the Issuer's independent auditor for the year ended December 31, 1998, whereupon the Issuer immediately began to search for a replacement accountant.
The search was complicated by the Issuer's recently expanded foreign operations into Spain and the Czech Republic, which made it difficult or impossible for many accountancy firms to accept an engagement by the Issuer due to lack of personnel and/or resources in each of the United States, Spain and the Czech Republic.

     On February 19, 1999, the Issuer and Rothstein, Kass & Company, P.C. ("RKC") signed a letter of engagement whereby RKC agreed to perform an audit of the Issuer, including its foreign operations, for the fiscal year ended December 31, 1998. Because RKC was not engaged until February 19, 1999, certain aspects of the audit procedures have not been completed prior to the filing date. The accountant's statement required by Rule 12b-25(c) is attached hereto as Exhibit A.
                   ---------

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Dominick Valenzano                  (212)                      563-3355
-----------------------        ----------------         ---------------------
       (Name)                    (Area Code)              (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [ x ]  Yes  [  ]  No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [  ]  Yes  [ x ]  No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Trans World Gaming Corp.
           -----------------------------------------------------
                (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  March 29, 1999       By /s/ Dominick Valenzano, Chief Financial Officer
     -------------------      -----------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                           GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 C.F.R. 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.
      The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                   EXHIBIT A

                         Rothstein, Kass & Company, P.C.
                          Certified Public Accountants
                             85 Livingston Avenue
                         Roseland, New Jersey 07068-1785
                               (T) 973-999-6666
                               (F) 973-994-0337

                                March 29, 1999


Mr. Dominick Valenzano
Trans World Gaming Corp.
One Penn Plaza, Suite 1503
New York, New York 10019


Dear Mr. Valenzano:

As previously discussed with you, due to the short amount of time that has thus far comprised our engagement, and due to the complexity of the Company's business, including significant foreign operations, we are unable to complete the audit prior to the filing date required for the Company's Annual Report on Form 10-KSB.


                                                        Sincerely,


                                          /s/ Rothstein, Kass & Company, P.C.

                                              ROTHSTEIN, KASS & COMPANY, P.C.

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